Vaquero Capital LLC

Statement of Financial Condition
December 31, 2021
and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8 - 67111

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vaquero Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1414 Castro St, Suite D
(No. and Street)

San Francisco	CA	94114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	678-525-0992	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **David Grove** _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ **Vaquero Capital LLC** _____, as of _____ **December 31** _____, 2 **021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: **Managing Partner**

SEE ATTACHED NOTARY

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALL-PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO } SS.

On 3/28/2022 (DATE), before me, RENZO D. LUJAN, Notary Public, personally appeared DAVID GROVE, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RENZO D. LUJAN
COMM. # 2238320
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. MAY 13, 2022

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

PLACE NOTARY SEAL IN ABOVE SPACE

NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- [x] INDIVIDUAL
- [ ] CORPORATE OFFICER ______ TITLE(S)
- [ ] PARTNER(S)
- [ ] ATTORNEY-IN-FACT
- [ ] GUARDIAN/CONSERVATOR
- [ ] SUBSCRIBING WITNESS
- [ ] OTHER: ______

SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

ANNUAL REPORTS FORM X-17A-5 PART III
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

3/28/2022
DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

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APA 01/2015



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Vaquero Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vaquero Capital LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 26, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Vaquero Capital LLC

Statement of Financial Condition
December 31, 2021

Assets:

Cash	$	12,913,150
Accounts receivable		418,616
Prepaid expenses		93,335
Due from related party		2,486
Other assets		7,920
Right-of-use asset		16,037
Fixed assets, net		484,826
Total assets	$	13,936,370

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	247,690
Employee compensation and benefits payable		2,034,901
Deferred revenue		85,000
Office lease liability		16,346
Total liabilities		2,383,937
Member's equity		11,552,433
Total liabilities and member's equity	$	13,936,370

The accompanying notes are an integral part of these financial statements.

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Vaquero Capital LLC (the "Company") is a California Limited Liability Company (LLC) that was acquired by an individual (the "Member") in March 2012. On February 17, 2005 the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company acts as a mergers and acquisitions consultant and may be engaged to structure private placements of debt and equity securities on behalf of its customers.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments that require adjustment to fair value on a recurring basis.

Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2021.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

Note 2: SIGNIFICANT ACCOUNTING POLICIES, continued

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,*" which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. The Company adopted ASU No. 2016-13 on January 1, 2021 using the modified retrospective approach with no material impact to its financial condition, results of operations or cash flows.

Fixed Assets

Fixed assets consists of furniture, equipment and leasehold improvements and are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 5 years or over the lease term. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California minimum franchise tax and the limited liability company fee based on gross receipts. The Company is no longer subject to examination by the tax authorities for tax years before 2017.

Note 3: FIXED ASSETS

At December 31, 2021, fixed assets are recorded net of accumulated depreciation and summarized by major classification as follows:

Furniture and fixtures	$	184,899
Computer equipment		69,560
Automobiles		287,882
Leasehold improvements		221,474
		763,815
Less: Accumulated depreciation		(278,989)
Furniture and equipment, net	$	484,826

3

Note 4: OFFICE LEASE

The Company leases office space under a non-cancellable operating lease that commenced in September 2020, and was amended to add more space in December 2020. The lease expires February 28, 2022.

The Company recognizes and measures its lease in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The leases implicit rate was not readily determinable and accordingly, the Company used an incremental borrowing rate of 5.5% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The lease includes an option to extend the lease for a period of 18 months provided certain conditions are met. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option is excluded from lease payments. The leases require that the Company make variable payments for the Company's proportionate share of the building's property taxes and insurance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The components of lease cost for the year ended December 31, 2021 was as follows:

Operating lease cost	$ 96,885
Variable lease cost	14,323
Total lease cost	$ 111,208

Maturities of lease liabilities under the non-cancelable operating lease as of December 31, 2021 are as follows:

Year ended December 31:

2022	$ 16,457
Total undiscounted lease payments	16,457
Less imputed interest	(111)
Lease liability at December 31, 2021	$ 16,346

Note 4: OFFICE LEASE, continued

Deposits paid September 1, 2020 and December 1, 2020 totaling $16,500 are included in prepaid expenses on the statement of financial condition as of December 31, 2021.

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised services to customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Investment banking revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are typically fixed and deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Reimbursement Income

Any expenses reimbursed by the Company's clients are recognized as reimbursement income.

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

Disaggregation of Revenue

The following table presents the Company's revenues separated between type of revenue from contracts with customers for the year ended December 31, 2021:

Revenue from customer contracts

Success fees	$ 26,284,875
Engagement fees	890,000
Total investment banking fees	27,174,875
Reimbursement income	156,569
Revenue from contracts with customers	$ 27,331,444

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables, net of allowance for doubtful accounts, related to revenue from contracts with customers totaled $4,430 and $418,616 as of January 1, 2021 and December 31, 2021, respectively. These are included with amounts not related to revenue from contracts with customers in accounts receivable on the statement of financial position. There were no open contracts as of December 31, 2021 which require recognition of contract assets or liabilities.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue primarily relates to retainer fees received in investment banking engagements. Deferred revenue related to contracts with customers was $85,000 as of December 31, 2021.

Note 6: PPP LOAN FORGIVENESS

In April 2020, the Company received a loan of $348,400 pursuant to its application under the Small Business Administration's Paycheck Protection Program ("PPP") established by the enabling legislation under the Coronavirus Aid, Relief and Economic Securities Act. In May 2021, the loan and accrued interest totaling $351,932 was forgiven and is included as PPP Loan forgiveness within the accompanying statement of income.

Note 7: EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan ("401k") and a cash balance defined benefit plan ("Plan") for eligible employees.

The 401k covers the Member and substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401k. For 2021, the Company made a discretionary contribution of $167,560 to the 401k.

The Plan was established to be effective January 1, 2014. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Specifically excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer which constitutes US source income, and leased employees. Each year, the Plan contributes amounts as determined by current regulations as well as plan provisions and actuarial assumptions. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $290,000 in 2021 and $305,000 in 2022. The Company makes contributions to the Plan up to the amounts allowed under the Internal Revenue Code. The Member and the Company's Secretary are the trustees of Plan assets. The trustees have the sole discretion to invest Plan assets. The Company does not reflect the overfunded status of the Plan as a company asset as they have no intention to utilize such funds for company purposes.

The annual measurement date is December 31 for the Plan benefits. The following table provides information about the benefit obligation, plan assets, and the funded status of the Plan benefits as of December 31, 2021:

Projected benefit obligation	$ (1,683,328)
Fair value of plan assets	2,437,880
Funded status	$ 754,552

Note 7: EMPLOYEE BENEFIT PLANS, continued

Accumulated benefit obligation	$	(1,683,328)
Vested benefits included in accumulated benefit obligation	$	(1,683,328)
Employer contributions	$	219,802
Benefits paid	$	--
Net periodic pension cost for the fiscal year service cost	$	96,508

Pre and post retirement discount rate	5.0%

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Plan assets are invested with the intent to protect assets and provide long-term growth. By protecting Plan assets and providing long term growth, the Plan aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments. Employer contributions of $219,802 deposited during the year ended December 31, 2021 pertain to 2020 funding of the plan.

The overall investment strategy is to achieve diversification through a balance of growth and income mutual funds and ETFs, fixed income bonds/Treasury bills, and private debt funds. At December 31, 2021, the Plan was invested as follows: cash and cash equivalents 10%, mutual funds and ETFs 90%.

The fair values of the Plan assets at December 31, 2021, by asset category are as follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)
Asset Category			
Money market fund	$ 253,469	$ 253,469	$ 0
Mutual funds and ETFs	2,184,411	2,184,411	0
Total	$ 2,437,880	$ 2,437,880	$ 0

Note 8: RISK CONCENTRATIONS

The Company had two customers that accounted for 62% of total revenue earned during the year ended December 31, 2021, and two customers that accounted for 100% of accounts receivable at December 31, 2021.

The Company maintains its cash balances in FDIC-insured depository institution banks. The Company's operating cash account is swept daily to or from an Insured Cash Sweep ("ICS") bank account to ensure that the Company's operating account does not exceed the federal deposit insurance coverage limit of $250,000. The ICS account places funds in interest-bearing accounts at other FDIC-insured banks in amounts that stay within the FDIC deposit insurance limit.

Note 9: RELATED PARTY TRANSACTIONS

Related to the Company is another California Limited Liability Company ("LLC") owned by the Member. That LLC and the Member may be reimbursed by the Company, or may reimburse the Company, for expenses incurred in the ordinary course of business. As of December 31, 2021, the Company had $2,486 due from the Member. There was no amount due to the LLC as of December 31, 2021.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $10,545,250 which was $10,387,390 in excess of its required net capital of $157,860. The Company's ratio of aggregate indebtedness of $2,367,900 to net capital was 0.22 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: WORLDWIDE EMERGENCIES

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. More recently, the Russia-Ukraine conflict started. These worldwide emergencies have resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company is highly uncertain and cannot be predicted.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact upon its financial statements.

A distribution of $8,300,000 was effected on January 11, 2022 as approved by FINRA December 31, 2021.

Subsequent to year end but prior to issuance of these financial statements, the Company extended its lease terms by eighteen months to expire on August 31, 2023. These financial statements do not include any adjustments for the right of use of assets or liabilities for the extension of the lease.